UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NATURE’S SUNSHINE PRODUCTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

639027101

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,317,474 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 1,317,474 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,474 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 755,050 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 755,050 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,050 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 562,424 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 562,424 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,424 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,317,474 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 1,317,474 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,474 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,317,474 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 1,317,474 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,474 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,317,474 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 1,317,474 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,474 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 8 OF 13 PAGES

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on January 25, 2007, by Amendment No. 2 thereto, filed with the SEC on February 13, 2007, and Amendment No. 3 thereto, filed with the SEC on December 10, 2008 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, no par value (the “Common Stock”), of Nature’s Sunshine Products, Inc., a Utah corporation (“Nature’s Sunshine”). RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons are filing this statement because they, together with one or more of the Hughes Parties (as defined below) and the Other Shareholder Parties (as defined below), may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, as a result of one or more of the Voting Agreements (as defined below), the Other Shareholder Agreements and the transactions contemplated thereby. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On May 22, 2009, each of RMCP II and RMCP III entered into a voting agreement (collectively, the “Voting Agreements”) with Kristine F. Hughes, Eugene L. Hughes and Pauline Hughes Francis (collectively, the “Hughes Parties”) in their capacity as shareholders of Nature’s Sunshine.

The Voting Agreements provide, among other things, that ten days following the date of the mailing of an Information Statement on Schedule 14F-1 (the “Information Statement”) to the shareholders of Nature’s Sunshine, (i) the authorized number of directors of the Board of Directors of Nature’s Sunshine (the “Board”) will be increased from six to eight directors in accordance with Section 3.2 of the bylaws of Nature’s Sunshine, (ii) with the exception of Kristine F. Hughes, all of the current members of the Board will resign as members of the Board, resulting in seven vacancies on the Board and (iii) Michael D. Dean, Albert R. Dowden, Pauline Hughes Francis, Willem Mesdag, Jeffrey D. Watkins, Candace K. Weir and Douglas Faggioli will be appointed to fill such vacancies on the Board and will serve as directors until the next annual meeting of shareholders at which directors are elected and until their respective successors are duly elected and qualified, unless they resign, are removed or are otherwise disqualified from serving as a director of Nature’s Sunshine. Ms. Francis is currently a director of Nature’s Sunshine, and her resignation and reappointment are for the purpose of changing the Board class to which she is assigned.

The Voting Agreements also provide that, at the next annual meeting of shareholders, which is currently planned for 2009, Nature’s Sunshine will nominate, and RMCP II, RMCP III and the Hughes Parties will vote all of the shares of Common Stock beneficially owned by them in favor of, each of the following individuals, with such nominees serving in the Board class set forth opposite his or her name:

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 9 OF 13 PAGES

Name	Class
Jeffrey D. Watkins	Class I

Willem Mesdag	Class I

Michael D. Dean	Class II

Candace K. Weir	Class II

Douglas Faggioli	Class II

Kristine F. Hughes	Class III

Pauline Hughes Francis	Class III

Albert R. Dowden	Class III

Pursuant to the terms of the Voting Agreements, the Class I directors’ terms will expire at the first annual meeting of shareholders following their election (presumed to be in 2010), the Class II directors’ terms will expire at the second annual meeting of shareholders following their election (presumed to be in 2011), and the Class III directors’ terms will expire at the third annual meeting of shareholders following their election (presumed to be in 2012). Thereafter, as provided in Nature’s Sunshine’s Restated Articles of Incorporation, it is expected that the terms of each class of directors will expire at the third annual meeting following the annual meeting at which such class is elected.

The Voting Agreements will terminate immediately following the next annual meeting of shareholders of Nature’s Sunshine or any adjournment or postponement thereof, or December 31, 2009, whichever is earlier.

The Reporting Persons have been informed that on May 22, 2009, the Hughes Parties and Nature’s Sunshine entered into agreements substantially similar to the Voting Agreements (collectively, the “Other Shareholder Agreements”) with each of Prescott Group Aggressive Small Cap Master Fund, G.P. and Paradigm Capital Management, Inc. (collectively, the “Other Shareholder Parties”). None of the Reporting Persons are a party to any of the Other Shareholder Agreements.

As a result of the Voting Agreements and the Other Shareholder Agreements, a change in the majority of the Board will become effective ten days following the date of the mailing of the Information Statement to the shareholders of Nature’s Sunshine. The Reporting Persons have been informed by Nature’s Sunshine that such mailing is expected to occur on or around May 28, 2009.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Voting Agreements, which are referenced as Exhibit 2 and Exhibit 3 and are incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

Other than as described herein, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between such persons and any person with respect to any securities of Nature’s Sunshine.

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 10 OF 13 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit
2	Voting Agreement, dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Nature’s Sunshine with the SEC on May 28, 2009.

3	Voting Agreement dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Nature’s Sunshine with the SEC on May 28, 2009.

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 11 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2009

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 12 OF 13 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 639027101	SCHEDULE 13D/A	PAGE 13 OF 13 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement dated as of November 20, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 20, 2006).

2	Voting Agreement dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Nature’s Sunshine with the SEC on May 28, 2009.

3	Voting Agreement dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Nature’s Sunshine with the SEC on May 28, 2009.